

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 22, 2010

Via U.S. Mail and Fax
Mr. Alexis Korybut
Chief Executive Officer
Tactical Air Defense Services, Inc.
123 West Nye Lane
Suite 517
Carson City, Nevada 89706

> **Re: Tactical Air Defense Services, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 19, 2010**
> **File No. 333-79405**

Dear Mr. Korybut:

We have completed our review of your Form 8-K and related filing and do not, at this time, have any further comments.

Sincerely,

/s/ Robert S. Littlepage

Robert S. Littlepage
Accountant Branch Chief